NORSAT INTERNATIONAL INC. TO HOLD INVESTOR CONFERENCE CALL ON THURSDAY, MAY 6, 2010

Vancouver, British Columbia – April 28, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it plans to release its first quarter results for 2010 on Thursday, May 6, 2010. Management will hold a conference call that same day at 9:00 a.m. (PT) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:

DATE: Thursday, May 6, 2010

TIME: 9:00 a.m. PT

DIAL-IN NUMBER: 1-888-947-3988

CONFERENCE ID NUMBER: 012010

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.